November 20, 2007

Steven B. Olgin
Merrill Lynch Alternative Investments LLC
Princeton Corporate Campus
Section 2G
800 Scudders Mill Road
Plainsboro, New Jersey 08536

> **Re: ML Aspect Futures Access LLC**
> **Form 10-12G Registration Statement**
> **Filed on December 20, 2004**
> **File No. 0-51085**

Dear Mr. Olgin:

We issued comments to you on the above captioned filing on January 19, 2005. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by December 12, 2007 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by December 12, 2007, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing(s), consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm

Please contact Byron Cooper at 202-551-3473 if you have any questions.

Sincerely,

Karen J. Garnett
Assistant Director